

October 29, 2021

Robert P. Capps
President and Chief Executive Officer
MIND Technology, Inc.
2002 Timberloch Place, Suite 400
The Woodlands, Texas 77380

> **Re: MIND Technology, Inc.**
> **Form S-1**
> **Filed October 25, 2021**
> **File No. 333-260486**

Dear Mr. Capps:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Erin Donahue at 202-551-6001 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing